Filed by Airborne, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Airborne, Inc.

Commission File No. 1-6512

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed acquisition (the “Transaction”) by DHL Worldwide Express B.V. (“DHL”) of Airborne, Inc. (“Airborne”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 25, 2003 between DHL, Airborne and Atlantis Acquisition Corporation.

On March 25, 2003, we conducted a conference call for the investment community regarding the Transaction. The following are copies of powerpoint slides that were provided to the investment community and are currently available at www.dhlairborne.com.

DHL & Airborne, Inc.

March 25, 2003

Delivering Value and Competition in the U.S. Package Delivery Market

AIRBORNE EXPRESS

DHL WORLDWIDE EXPRESS

Forward Looking Statements

Except for historical information, the matters discussed in this presentation contain forward-looking statements that Airborne, Inc. and DHL intend to be covered by the safe harbor provisions for forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the Companies' actual results or performance to differ materially from the results discussed in the forward-looking statements. Specifically, there are a number of important factors that could cause actual results to differ materially from those anticipated by any forward-looking information, including, but are not limited to, gaining regulatory and shareholder approval to complete the transaction, the possibility that the transaction may not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval, domestic and international economic conditions, the impact of war and terrorism on the air package delivery business, the ability to mitigate rising fuel costs, competitive pressure, maintaining customer relationships, successful integration of the two companies, cost cutting initiatives, improving operating margins and productivity, realignment and overhead reduction efforts, changes in customers' shipping patterns, the ability of the combined entity to expand into the small-business and consumer markets, the ability to make planned capital expenditures and other risks and uncertainties that are described in the reports that the Companies files with the Securities and Exchange Commission, including Airborne's Annual Report on Form 10-K for the fiscal year ended December 31, 2002. Additional risks include the ability of ABX Air, Inc. to successfully operate as an independent company, ABX Air's ability to gain additional business, to react to changes in economic conditions, risks associated with maintaining a fleet of aircraft and the trading liquidity of ABX Air's shares.

Additional Information and Where to Find It

Information contained in this presentation is not a substitute for the proxy statement/prospectus that the companies intend to file with the Securities and Exchange Commission in connection with the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENTS/PROSPECTUS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS ABOUT THE PROPOSED TRANSACTION. The proxy statements/prospectus and other documents which will be filed by the companies with the Securities and Exchange Commission will be available free of charge at the SEC's website (www.sec.gov) or by directing a request when such a filing is made to Airborne, Inc. at 3101 Western Avenue, PO Box 662, Seattle, Washington 98111, Attn.: Chief Financial Officer, or by telephone at (206) 830-1592 or email at investor_relations@airborne.com.

Airborne, DHL, their directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Airborne and their ownership of Airborne stock is set forth in the proxy statement for Airborne's 2002 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statements/prospectus when they become available.

Strategic Rationale

- Substantial benefits to shareholders, customers and employees
- Creation of a stronger third global competitor in U.S. package delivery market
- Complementary strategic fit
  - Strengthens DHL's presence in U.S., providing stronger U.S. network and service portfolio
  - Strengthens global offering to Airborne customers
- Strong platform for growth
  - New products
  - Better technologies
  - Improved financial returns
  - Efficiencies through greater scope and scale
  - Brand and purchasing synergies

Transaction Summary

Deal Structure	DHL to acquire Airborne, Inc. ground operations* Airborne air operations to be separated from the ground ops. to become an independent public company, called ABX Air, Inc.
Deal Consideration	Airborne shareholders receive $21.25 in cash and one ABX Air, Inc. share per Airborne share
Expected Closing	July/August 2003
Required Approvals	Airborne shareholder and customary regulatory approvals
Leadership	DHL/Airborne U.S. CEO – Carl Donaway, currently Chairman and CEO, Airborne ABX Air CEO – Joe Hete, currently CEO ABX Air, Inc.

**Ground operations defined as all non-airline related activities of the company.*

Transaction Structure


Prior to transaction
Airborne Shareholders
100%
Airborne
ABX Air
Ground Operations
After transaction
Airborne Shareholders
CASH
DHL
100%
100%
ABX Air
Ground Operations
Service Agreements

ABX Air Relationship With DHL/Airborne

- ABX Air 100% owned by Airborne shareholders as a result of separation
- ABX Air stock will be traded over-the-counter
- Concurrent with acquisition, ABX Air and DHL/Airborne will enter into key agreements:
  - ***ACMI (Aircraft, Crew, Maintenance & Insurance) Agreement:*** ABX Air will provide air service for DHL/Airborne's package and freight business
  - ***Hub Services Agreement:*** ABX Air will provide staff to conduct hub, line-haul and maintenance services to DHL/Airborne
- Pricing will be designed on a cost plus basis to cover ABX Air's costs
- ABX Air will also provide services to other customers

Benefits Shareholders, Customers & Employees

Shareholders

- Airborne shareholders will receive a cash premium
- Retain full ownership of ABX Air

Employees

- Airborne and DHL employees will have access to a greater variety of resources and opportunities for growth
- A more competitive, financially successful combination will be a stronger, healthier employer
- DHL plans to make substantial capital investments to grow the company

Customers

- Provide a stronger third competitor to FedEx and UPS
- Offer customers expanded ground service, new products and technologies, and global reach

Benefits For Customers

- Small to mid-sized business markets currently do not see benefits of competition
- Airborne has maintained a price moderating influence on the industry in markets where it competes
- Airborne's average revenue per overnight air package, across all markets, significantly lower than competitors
- Combined operations will offer better service, product bundling and broader international reach for Airborne's customers

DHL Strategic Rationale

- DHL Worldwide Express on track
- Overall performance results from excellent achievement outside the U.S., but a weak performance in the U.S.
- Lack of market share in the U.S. adversely affects DHL's global network in all regions
- Main reasons for weak position in the U.S. are:
  - Lack of scale
  - Less competitive due to narrow domestic service portfolio
  - Changing market demands for ground services, which DHL had not provided until now

U.S. Market Shares

Air


DHL
2%
UPS
33%
FedEx
46%
Airborne
19%

Ground


FedEx
16%
Airborne
2%
UPS
82%

Total


DHL
1%
FedEx
26%
Airborne
8%
UPS
65%

Source: Colography Group U.S. Domestic and Export Air Traffic and Yield Analysis for 3Q02 YTD

Market Share Data calculated based on total domestic shipments

Why Acquire Airborne?

- Complementary
  - National – International
  - Ground – Air
- Extensive domestic transportation network
- Strong positioning with Fortune 500 customers
- Proven management
- Significant growth in ground revenues following introduction in 2001

Why Acquire Airborne? Cont'd

Revenues per product group


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
10.7%
7.0%
20.4%
61.9%

	Main products	**Notes**
■	International	Small penetration of international market[s]
■	Ground, @home (1-7 days) (Ground transportation)	Main revenue and growth driver
■	SDS*, @home (2-3 days) (Air transportation)	Increasing impact
■	Overnight (Air transportation)	Core product (historically)

Airborne is well known for products at reasonable prices with a high quality

"Clear cost leadership"

*Second Day Service

**Airborne 4Q02 data used

DHL Transaction Benefits

- Opportunity to grow U.S. business
- Bundling of international and domestic services
  - Expands domestic service portfolio
  - Drives revenues to rest of network
- U.S. platform for future growth
- Brand and purchasing synergies

Highly Complementary Businesses

Domestic Air	International Air



DHL
2%
UPS
33%
FedEx
46%
Airborne
19%



Other
12%
USPS
6%
FedEx
40%
DHL
24%
UPS
14%
Airborne
4%

Source: Colography Group U.S. Domestic and Export Air Traffic and Yield Analysis for YTD as of 3Q02
All International Market Share Data are in pieces; Airborne data is in shipments

Combined U.S. Operations

	DHL	**Airborne**
Revenues (2002)	$1.0 billion	$3.3 billion
Top 20 customers	17.9%	13.3%
EBIT *(margin)*	Loss situation	$57.7 (1.7%)
Employees	10,500	15,200 + 7,300 part time
Depots	286	355
Hubs	7 (incl. gateways)	1 central, 11 regional
Delivery volumes (per day)	0.12 million	1.4 million

DHL´s global network

- Global presence in more than 220 countries
  - more than 120,000 destinations
  - over than 71,000 employees worldwide
  - more than 250 aircraft operating
  - around 17,000 vehicles running
- Strong market position cross border express
  - #1 in Europe
  - #1 in Asia Pacific
  - #1 in Latin America
- U.S. presence is important step to completing global network

Summary

- Compelling transaction for shareholders, customers and employees
- Opportunity to create a stronger competitor in the U.S. marketplace
- Complementary skills and services will bring benefits to customers in the U.S. and around the world

DHL & Airborne, Inc.

March 25, 2003

Delivering Value and Competition in the Package Delivery Market